UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11*)

                       CHEMUNG FINANCIAL CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $5.00
                      (Title of Class of Securities)

                                164024 10 1
                              (CUSIP Number)
Check the following if a fee is being paid with this statement( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Page 1 of 6 pages
SEC 1745 (2/95)
                                    13G
CUSIP No.  164024 10 1                                 Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Chemung Financial Corporation           E.I. No. 16-1237038
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A. -  State of New York
NUMBER OF            5.   SOLE VOTING POWER
SHARES                         25,613
BENEFICIALLY         6.   SHARED VOTING POWER
OWNED BY                       574,251
EACH                 7.   SOLE DISPOSITIVE POWER
REPORTING                      25,613
PERSON               8.   SHARED DISPOSITIVE POWER
WITH                           184,399

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     599,864

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     28.95%

12.  TYPE OF REPORTING PERSON*

     HC

                             *SEE INSTRUCTION BEFORE FILLING OUT!
                             Page 2 of 6 pages
               SCHEDULE 13G (Amendment No. 11)

Item 1(a) Name of Issuer:

          Chemung Financial Corporation

Item 1(b) Address of Issuer's Principal Executive Offices: One Chemung

          Canal Plaza
          Elmira, New York  14901

Item 2(a) Name of Person Filing:
          Chemung Financial Corporation

Item 2(b) Address or Principal Business Office or, if none,residence:

          One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(c) Citizenship:

          Organized in the State of New York

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          164024 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
          (a)  ( )  Broker or Dealer registered under Section 15 of the Act
          (b)  ( )  Bank as defined in Section 3(a)(6) of the Act
          (c)  ( )  Insurance Company as defined in Section 3(a)(19) of the
                    Act
          (d) ( ) Investment Company registered under Section 8 of the Investment Company Act
          (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
          (g) (X) Parent Holding Company, in accordance with Section 240.13d-(b)(ii)(G)
          (h)  ( )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership:

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:

               599,864

          (b)  Percent of Class:

               28.95% based on 2,072,214 shares outstanding on December 31, 1996, as reported by the issuer.

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct
                    the vote:                                     25,613

               (ii) shared power to vote or to
                    direct the vote:                             574,251

               (iii)sole power to dispose or to
                    direct the disposition of:                    25,613

               (iv) shared power to dispose or to
                    direct the disposition of:                   184,399

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          The reporting person is a New York Bank Holding Company (herein referred to as Holding Company) and the owner of 100% of the issued and outstanding common stock of Chemung Canal Trust Company, a New York banking corporation (herein referred to as Bank). During the year 1996 said Bank in various fiduciary capacities acquired and disposed of shares of said Holding Company.

          Among the holdings by the Bank are 226,842 shares of said Holding Company common stock held by the Bank as trustee of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan, a qualified Plan. The beneficiary participants of said Plan are employees of the Bank. Said holdings are further reported on a separate Schedule 13G filed by the Bank as Trustee of said Plan.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding
          Company:

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Chemung Financial Corporation, the issuer and reporting person is filing this Schedule 13G as it may be deemed to be the indirect beneficial owner of shares of its common stock by reason of its ownership of 100% of the outstanding stock of Chemung Canal Trust Company, a Bank (BK; CUSIP Number - 164024 10 1). Attached hereto is a copy of Schedule 13G filed concurrently by said Chemung Canal Trust Company.

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

          If a group has filed this schedule pursuant to Rule
          13d1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required by members of the group in their individual capacity.

Item 10   Certification:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                                   January 31, 1997.

Signature:                         By:       /s/ John W. Bennett
Name/Title:                        John W. Bennett, Chairman of the Board
                                    and Chief Executive Officer

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b).

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:                         By:  /s/ John W. Bennett
1                                  John W. Bennett, Chairman of the Board
                                    and Chief Executive Officer.
____________________
     1*The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or gerneral partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statment, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)*

                       CHEMUNG FINANCIAL CORPORATION
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $5.00
                      (Title of Class of Securities)

                                164024 10 1
                              (CUSIP Number)

Check the following if a fee is being paid with this statement( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Page 1 of 6 pages
SEC 1745 (2/95)


                                    13G
CUSIP No.  164024 10 1            Page 2 of 6 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chemung Canal Trust Company            E.I. No. 16-0380815

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A. -  State of New York

NUMBER OF           5.   SOLE VOTING POWER
SHARES                        25,613
BENEFICIALLY        6.   SHARED VOTING POWER
OWNED BY                      574,251
EACH                7.   SOLE DISPOSITIVE POWER
REPORTING                     25,613
PERSON              8.   SHARED DISPOSITIVE POWER
WITH                          184,399

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     599,864

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     28.95%

12.  TYPE OF REPORTING PERSON*

     BK

          *SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 6 pages

               SCHEDULE 13G (Amendment No. 11)

Item 1(a) Name of Issuer:

          Chemung Financial Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(a) Name of Person Filing:

          Chemung Canal Trust Company

Item 2(b) Address or Principal Business Office or, if none, residence:

          One Chemung Canal Plaza
          Elmira, New York  14901

Item 2(c) Citizenship:

          Organized in the State of New York

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          164024 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  ( )  Broker or Dealer registered under Section 15 of the Act
          (b)  (X)  Bank as defined in Section 3(a)(6) of the Act
          (c)  ( )  Insurance Company as defined in Section 3(a)(19) of the
                    Act
          (d) ( ) Investment Company registered under Section 8 of the Investment Company Act
          (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
          (g) ( ) Parent Holding Company, in accordance with Section 240.13d-(b)(ii)(G)
          (h)  ( )  Group, in accordance with Section 240.13d-
                    1(b)(1)(ii)(H)

Item 4    Ownership:

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:

               599,864

          (b)  Percent of Class:

               28.95% based on 2,072,214 shares outstanding on December 31, 1996, as reported by the issuer.

          (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct
                    the vote:                                     25,613

               (ii) shared power to vote or to
                    direct the vote:                             574,251

               (iii)sole power to dispose or to
                    direct the disposition of:                    25,613

               (iv) shared power to dispose or to
                    direct the disposition of:                   184,399

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          The reporting person is a New York banking corporation (herein referred to as Bank) wholly owned by the Issuer, a New York Bank Holding Company (herein referred to as Holding Company). During the year 1996 said Bank in various fiduciary capacities acquired and disposed of shares of said Holding Company.

          Among the holdings by the Bank are 226,842 shares of said Holding Company common stock held by the Bank as trustee of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan, a qualified Plan. The beneficiary participants of said Plan are employees of the Bank. Said holdings are further reported on a separate Schedule 13G filed by the Bank as Trustee of said Plan.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding
          Company:

          NOT APPLICABLE

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

          If a group has filed this schedule pursuant to Rule 13d1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the securities reported on will be filed, if required by members of the group in their individual capacity.

Item 10   Certification:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                                      January 31, 1997.

Signature:                         By:  /s/ John W. Bennett
Name/Title:                        John W. Bennett, Chairman of the Board
                                    and Chief Executive Officer

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b).

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:
                                   By:  /s/ John W. Bennett
                                   John W. Bennett, Chairman of the Board
1                                   and Chief Executive Officer
___________________
     1*The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or gerneral partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statment, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.